UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 20, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Adaptimmune Therapeutics plc

File No. 1-37368 CF#34482

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       Adaptimmune Therapeutics plc submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 10, 2016, as amended.

       Based on representations by Adaptimmune Therapeutics plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	10.10	through	December 31, 2021
Exhibit	10.11	through	September 23, 2021
Exhibit	10.13	through	December 31, 2021

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary